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SEC FILE NUMBER
8-46836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MAFG RIA Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

102 Gaither Drive, Suite 5
(No. and Street)

Mount Laurel	NJ	08054
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher S. Hughes	(856) 793-5000	chughes@theberingergroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kreischer Miller
(Name – if individual, state last, first, and middle name)

100 Witmer Road, Suite 350	Horsham	PA	19044-2369
(Address)	(City)	(State)	(Zip Code)

	1110
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore A. Beringer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MAFG RIA Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LINDA POSTORINO
NOTARY PUBLIC OF NEW JERSEY
9/7/22

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (a wholly-owned
subsidiary of MAFG Consolidated Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (a wholly-owned subsidiary of MAFG Consolidated Inc.) as of December 31, 2021, the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MAFG RIA Services, Inc.'s management. Our responsibility is to express an opinion on MAFG RIA Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MAFG RIA Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of MAFG RIA Services, Inc.'s financial statements. The supplemental information is the responsibility of MAFG RIA Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MAFG RIA Services, Inc.'s auditor since 2017.

Kreischer Miller

Horsham, Pennsylvania
February 22, 2022

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 18,697	
Deposit with clearing organization	603	
Receivables from non-customers	2,322	
Prepaid expenses	5,287	
Due from affiliate	175,008	
Total assets		$ 201,917

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 750	
Liabilities subordinated to claims of general creditors	150,000	
Total liabilities		$ 150,750
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1	
Additional paid-in capital	4,999	
Retained earnings	46,167	
Total stockholder's equity		51,167
Total liabilities and stockholder's equity		$ 201,917

MAFG RIA SERVICES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues	
Fees	$ 2,061
Commissions	10,581
	12,642
Expenses	
Management administrative service fee	6,000
Licenses and fees	7,646
Professional fees	15,955
Insurance	4,482
Interest	12,750
Taxes - other	443
	47,276
Loss before interest income	(34,634)
Interest income	2,385
Net loss	$ (32,249)

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1	$ 1	$ 4,999	$ 78,416	$ 83,416
Net loss	-	-	(32,249)	(32,249)
Balance, December 31	$ 1	$ 4,999	$ 46,167	$ 51,167

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2021

Liabilities subordinated to claims of general creditors - January 1, 2021	$ 150,000
Changes	-
Liabilities subordinated to claims of general creditors - December 31, 2021	$ 150,000

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities				
Net loss	$	(32,249)		
Changes in:				
Deposit with clearing organization		2,397		
Receivables from non-customers		(26)		
Net cash used by operating activities			$	(29,878)
Cash flows from investing activities				
Net (advances) and repayments of due from affiliate				31,365
Net increase in cash				1,487
Cash, January 1				17,210
Cash, December 31			$	18,697
Supplementary disclosure of cash flow information:				
Cash paid for the year for:				
Interest			$	12,750

See accompanying notes to financial statements.

1. Organization and Nature of Business

MAFG RIA Services, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a New Jersey S Corporation that is a wholly-owned subsidiary of MAFG Consolidated, Inc. ("the Parent Company"). The Company is engaged in a single line of business as a securities broker-dealer, primarily in the investment banking, investment advisory and strategic planning businesses.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Date of Management Evaluation of Subsequent Events

Management has evaluated subsequent events through February 22, 2022, the date on which the financial statements were issued.

Receivables from Non-Customers

Receivables from non-customers are recognized and carried at the contractual amount. Management closely monitors outstanding balances and account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. Based on management's assessment, the Company has determined that an allowance for uncollectible accounts is not necessary at December 31, 2021.

There was no bad debt expense charged to operations for the year ended December 31, 2021.

2. Summary of Significant Accounting Policies (Cont'd.)

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expect to be entitled in exchange for those goods or services. In order to apply this core principle, the Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Fees

The Company recognizes the following fees as revenue at a point in time.

- 12-b1 Trailer Fees – generally received on a monthly or quarterly basis from mutual funds that the Company had previously sold. Amounts are accrued and recognized as income when determinable and it is probable there will not be a significant reversal.
- Variable Life Commissions – generally received on a periodic basis from variable life insurance products that the Company had previously sold. Amounts are accrued and recognized as income when determinable and it is probable there will not be a significant reversal.

2. Summary of Significant Accounting Policies (Cont'd.)

Fees (Cont'd.)

The opening balance for accounts receivable from non-customers as of January 1, 2021 was $2,296.

Income Taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder of the Company's parent on his tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. New Jersey tax in the amount of $375 is included in taxes – other in the accompanying 2021 statement of loss.

The Company files income tax returns in the United States federal jurisdiction, and various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by these jurisdictions for tax years ended before 2018.

The Company does not have uncertain tax positions and does not anticipate any significant changes over the next 12 months.

3. Deposit with Clearing Organization

The Company has $603 on deposit with a broker-dealer clearing organization at December 31, 2021.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $17,947, which was $12,947 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $750; the ratio of aggregate indebtedness to net capital was less than 1:1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

4. Net Capital Requirements (Cont'd.)

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

5. Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2025. Interest expense for the year ended December 31, 2021 was $12,750.

6. Related Party Transactions

The Company has a management agreement with the Parent Company where the Parent Company provides management advisory, consulting and administrative support services. The total related party expenses under the management agreement were $6,000 for the year ended December 31, 2021.

Due from affiliate represents advances made to the Parent Company. The balance was $175,008 at December 31, 2021. The advances have no fixed repayment schedule and are due on demand. Interest is charged at the Applicable Federal Rate (1.26% at December 31, 2021). Interest income for the year ended December 31, 2021 was $2,385.

7. Concentrations

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At times, cash balances with banks may exceed the insurable limits as allowed by the FDIC of $250,000.

8. Going Concern

The Company has operated with recurring losses and related negative operating cash flows could affect amounts reported in the Company's financial statement in future periods. The Company is attempting to reduce costs where they can and explore new possibilities for revenue to attain profitability. To address the Company's potential operating shortfalls, the Parent intends to make capital infusions, as required, for meeting the net capital calculation and alleviating the substantial doubt about the Company's ability to continue as a going concern.

SUPPLEMENTAL INFORMATION

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2021

NET CAPITAL		
Stockholder's equity qualified for net capital		$ 51,167
Add:		
Subordinated borrowings allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		201,167
Deductions:		
Non-allowable assets:		
Deposit with clearing organization	$ 603	
Receivables from non-customers	2,322	
Prepaid expenses	5,287	
Due from affiliate	175,008	
		183,220
Net capital		$ 17,947
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		12,947
Ratio: Aggregate indebtedness to net capital		.042 to 1

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2021

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in the Part II of Form X-17A-5 as of December 31, 2021)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 17,947

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2021.

MAFG RIA SERVICES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2021

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

MAFG RIA SERVICES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2021

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

Kreischer Miller

Audit & Accounting | Tax Strategies | Business Advisory

Technology Solutions | Human Capital Resources

PEOPLE | IDEAS | SOLUTIONS

Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (a wholly-owned
subsidiary of MAFG Consolidated Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MAFG RIA Services, Inc. (a wholly-owned subsidiary of MAFG Consolidated Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which MAFG RIA Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) MAFG RIA Services, Inc. stated that MAFG RIA Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021, without exception. MAFG RIA Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAFG RIA Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 22, 2022

102 Gaither Drive, Suite 5

Mount Laurel, NJ 08054

(856) 793.5000 phone (856) 793.5001 fax

MAFG/RIA SERVICES, INC.

MAFG RIA Services, Inc. Exemption Report

MAFG RIA Services, Inc. (the"Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 15c3-3(k)(1) (the "exemption Provision") and (2) the Company met the exemption provision for the period **(01/01/2021 – 12/31/2021)** without exception.

MAFG RIA Services, Inc.

By: ____________________

Theodore A. Beringer

President

2/22/2022